Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel, Inc. (“CenturyLink”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CenturyLink and Qwest Merger Conference Call Thursday, April 22, 2010

Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest’s operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Qwest’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Safe Harbor Language

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information

 Glen F. Post, III Chief Executive Officer & President, CenturyLink Edward A. Mueller, Chairman & Chief Executive Officer, Qwest R. Stewart Ewing, Jr. Chief Financial Officer, CenturyLink Joseph J. Euteneuer Chief Financial Officer, Qwest Participants

Transaction Overview Glen F. Post, III CEO & President, CenturyLink

Transaction Summary 50.5% CenturyLink shareholders / 49.5% Qwest shareholders Pro Forma Ownership: $22.4 billion, including net debt of $11.8 billion as of 12/31/2009 Transaction Value: Approximately $625 million of annual run-rate synergies (a) Estimated Synergies: 5.1x / 4.5x 2009 EBITDA (before / after run-rate synergies); 5.9x / 4.8x 2009 Free Cash Flow (c) (before / after run-rate synergies) Estimated Transaction Multiples (b): 0.1664 shares of CenturyLink stock per share of Qwest stock Fixed Exchange Ratio: All stock combination Transaction Structure: $575 million of run-rate operating expense synergies and $50 million of run-rate capital expenditure synergies Based on the latest public filings; Equity value based on fully diluted shares using treasury stock method Qwest free cash flow calculated as net income + D&A + deferred income tax – capex; Multiple after run-rate synergies includes after-tax opex and capex synergies (a) (b) (c)

Transaction Summary (cont'd)

Financing:	No new financing or refinancing required
Pro Forma 2009 Net Leverage:	2.4x (before synergies) / 2.2x (after run-rate synergies)
Dividend Policy:	Maintain CenturyLink annual dividend of $2.90 per share • 2009 pro forma payout ratio ~50.4% (before synergies) / ~45.1% (after run-rate synergies)
Closing Conditions:	HSR, FCC, certain state regulatory approvals; CenturyLink and Qwest shareholder approvals; and other customary closing conditions
Anticipated Closing:	First half 2011

CenturyLink™ 7 Qwest

Transformational transaction will create a nationwide, industry-leading communications company Pro forma 2009: revenue - $19.8 billion; EBITDA - $8.2 billion; free cash flow (a) - $3.4 billion Extensive broadband capabilities with 173,000-mile fiber network Premier enterprise services to 95% of the Fortune 500 companies Strong local and national operator serving 5 million broadband customers and 17 million access lines across 37 states Enhanced ability to competitively roll out strategic products such as IPTV and other high-bandwidth services Compelling for Shareholders Note: Pro forma metrics reflect sum of actual 2009 figures and do not include synergies CenturyLink free cash flow calculated as net income + D&A – capex. Qwest free cash flow calculated as net income + D&A + deferred income tax – capex (a)

Compelling for Shareholders (cont’d) Well positioned strategically with significant scale and scope National breadth and local depth with a compelling array of broadband products and services Diverse markets and revenues Strong growth platform - enterprise, broadband and enhanced services Attractive strategic product and service partner Enhanced shareholder value, sustainable dividend and financial flexibility Free cash flow accretive upon closing Significant synergies: $625 million run-rate (a) with NPV of $3.3 billion Attractive tax assets: $5.8 billion NOLs with NPV of $1.7 billion Improved 2009 payout ratio from 54.8% to 45.1% (after run-rate synergies) Conservative capital structure Experienced management team with strong integration track record Includes $575 million of run-rate operating expense synergies and $50 million of run-rate capex synergies (a)

A Local Operating Model with A Premier Nationwide Network

Transformational transaction will create a nationwide, industry-leading communications company with national breadth and local depth

National Breadth
- Approximately $5 billion of pro forma 2009 enterprise revenue
- Serves more than 95% of Fortune 500 companies
- Leverages fiber network to lower costs and expand on-net footprint

Local Depth
- CenturyLink's operating model focus on local accountability
- Sales and services closer to the customer


CenturyLink
Qwest
CenturyLink CLEC Service Area
CenturyLink IP / MPLS Core
Qwest CLEC Service Area
CenturyLink Fiber Network
Qwest Fiber Network

CenturyLink™

10

Qwest

Firm Value 2009 Revenue 2009 Broadband Subscribers 2009 Access Lines ($ in billions) ($ in billions) (in millions) (in millions) (a) (b) Source: Company filings Note: Firm value as of April 21, 2010 (a) Pro forma for Frontier’s acquisition of Verizon assets Pro forma for Windstream’s acquisition of Nuvox; Not pro forma for acquisition of Iowa Telecom Pro forma for CenturyTel’s acquisition of Embarq Includes ~403k affiliate access lines Enhanced Scale, Scope and Reach (a) (b) (a) (b) (a) (b) (d) (c) 5.2 3.0 2.2 1.7 1.1 0 1 2 3 4 5 6 Pro Forma CTL / Q Q CTL FTR WIN $20 $12 $8 $6 $4 $0 $5 $10 $15 $20 Pro Forma CTL / Q Q CTL FTR WIN $41 $22 $18 $16 $11 $0 $10 $20 $30 $40 Pro Forma CTL / Q Q CTL FTR WIN 17.3 10.3 7.0 6.3 3.0 0 4 8 12 16 20 Pro Forma CTL / Q Q CTL FTR WIN (b) (c) (d)

Attractive Financial Profile 2009 EBITDA 2009 EBITDA % Margin 2009 Net Leverage 2009 Dividend Payout Ratio (b) (c) (b) (c) (b) (c) Source: Company filings Pro forma for CenturyTel’s acquisition of Embarq Pro forma for Frontier’s acquisition of Verizon assets Pro forma for Windstream’s acquisition of Nuvox; Not pro forma for acquisition of Iowa Telecom Windstream payout ratio as reported and not pro forma for acquisition of Nuvox or Iowa Telecom (d) (a) (a) (a) (a) ($ in billions) (b) 50% 60% 55% 53% 31% 0% 20% 40% 60% 80% Pro Forma CTL / Q FTR CTL WIN Q 41% 50% 47% 46% 36% 0% 20% 40% 60% Pro Forma CTL / Q CTL FTR WIN Q $8 $4 $4 $3 $2 $0 $2 $4 $6 $8 $10 Pro Forma CTL / Q Q CTL FTR WIN 2.4x 3.3x 2.7x 2.6x 2.0x 0.0x 1.0x 2.0x 3.0x 4.0x Pro Forma CTL / Q WIN Q FTR CTL (a) (b) (c) (d)

Estimated Synergies & Integration Costs Operating Cost Synergies Capex Synergies Integration Costs $650 - $800 million $150 - $200 million One-time operating costs to achieve synergies One-time capital costs to achieve synergies ~$50 million annually ~$575 million annually Corporate Overhead Network and Operational Efficiencies IT Support Increased Purchasing Power Advertising / Marketing

Governance Christopher K. Ancell President of Business Markets Group: Karen A. Puckett Chief Operating Officer: R. Stewart Ewing Jr. Chief Financial Officer: 4 members from the current Qwest Board, including Edward A. Mueller, Qwest’s Chairman and Chief Executive Officer to be added to CenturyLink Board Board Members: Glen F. Post III Chief Executive Officer & President: William A. Owens Chairman of the Board:

Qwest’s Perspective Edward A. Mueller Chairman & CEO, Qwest

16 Opportunity to participate in the future success of industry-leading communications company Attractive premium compared to current stock price Benefit from value creation upon realization of substantial synergies Receive ~50% increase in rate of annual dividend Increased financial strength and flexibility Value Accretive for Qwest Shareholders

Closing Glen F. Post, III CEO & President, CenturyLink

Great Strategic Combination Significantly enhanced scale with improved growth characteristics Immediately accretive to free cash flow / improved payout ratio Significant free cash flow, solid balance sheet and strong liquidity Extensive broadband capabilities with 173,000-mile fiber network Experienced and dedicated employee team

[LOGO]